Exhibit 7.6.1

PROMISSORY NOTE

$1,013,000	December 31, 2021

FOR VALUE RECEIVED, Futuris Company, a Wyoming corporation (the “Debtor”), promises to pay to the order of Cassandra J. Rogers (the “Holder”), at 2550 48th Street W. in Webster, MN 55088, or at such other place as Holder may designate in writing pursuant to the notice provisions below, the principal sum of one million United States dollars, together with accrued and unpaid interest thereon, said principal and interest to be due and payable as stated below.

1. Interest Rate and Accrual. The unpaid principal amount of this promissory note (this “Note”) shall accrue simple interest at the rate of 4.5% per annum. Interest will be computed on the basis of a year of 365 days for the actual number of days elapsed from the date of this Note. The number of days used to compute the interest will include the first day but exclude the last day during which any principal is outstanding.

2. Maturity. All outstanding principal and accrued and unpaid interest due under this Note, shall be due and payable on January 31, 2025 (the “Maturity Date”).

3. Prepayment. The Debtor may prepay prior to the Maturity Date, without the consent of the Holder, any part or all of any amount payable under this Note, including principal or interest or both, at any time or times without any premium or penalty whatsoever, except for interest accrued until the date of prepayment.

4. Default. Each of the following shall constitute an “Event of Default” pursuant to this Note: (a) a failure of Debtor to make any payment of principal or interest or any other amount under this Note when and as due, which failure is not cured within five (5) days after written notice thereof is received by Debtor from Holder; (b) the commencement of a voluntary proceeding under any law or statute of any jurisdiction relating to bankruptcy, insolvency, reorganization, dissolution, liquidation or Debtor relief, whether now or hereafter in effect, including, without limitation, the filing of a petition under any chapter of the U.S. Bankruptcy Code, as amended, by the Debtor; (c) the filing of a proceeding for the appointment of a receiver, custodian, trustee, liquidator or similar official for Debtor or all or substantially all of the Debtor’s property and assets or consenting to the appointment of same; (d) the issuance of a levy or writ of execution, attachment or garnishment against all or substantially all of the properties and assets of the Debtor; and (e) the dissolution, liquidation, termination or other permanent cessation of business of the Debtor, or the commencement of any proceedings or the taking of any action to effect any of the foregoing; and, in the cases of clauses 4(d) through 4(f) above, the failure of any such action, petition or proceeding to be stayed, suspended, cancelled or dismissed within sixty (60) days.

5. Remedies. If any Event of Default as provided above should occur, all unpaid principal hereunder and all accrued but unpaid interest thereon may, at the option of Holder by written notice delivered to the Debtor, be accelerated and be immediately due and payable, and Holder shall have and be entitled to exercise, from time to time, all the rights and remedies available to it under applicable law and as set forth herein.

6. Notices. All notices that are required or may be given pursuant to this Note shall be sufficient in all respects if given in writing, in English and sent to the address for the applicable party by personal delivery (if signed for receipt), by certified or registered United States mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, transmitted via facsimile transmission or transmitted via electronic mail (following appropriate confirmation of receipt by return email, including an automated confirmation of receipt) and shall be deemed to have been made and the receiving party charged with notice, when received, except that if such notice is received after 5:00 p.m. (in the recipient’s time zone) on a Business Day or is received on a day that is not a Business Day, such notice will not be effective until the next succeeding Business Day. The term “Business Day” means a day that is not a Saturday, Sunday or Holiday. The term “Holiday” means a federal holiday or a holiday under the laws of the State of Minnesota.

7. Governing Law. This Note shall in all respects be governed by and construed in accordance with the laws of the State of Minnesota, without giving effect to the principles of conflict of laws thereof.

8. Entire Agreement. This Note is issued in connection with the Common Stock Purchase Agreement (the “Agreement”) of even date herewith. This Note and the Agreement constitute the entire understanding between the parties with respect to the subject matter hereof, and all prior or contemporaneous written and oral agreements, understandings, representations and statements with respect thereto are merged into, and replaced and superseded by, this Note.

9. Miscellaneous. The Debtor and Holder have participated jointly in the negotiation and drafting of this Note. In the event an ambiguity or question of intent or interpretation arises, this Note shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Note. Neither party to this Note will be liable to the other for any failure or delay in performance under this Note due to circumstances beyond its reasonable control including, without limitation, acts of God, labor disruption, war, terrorist threat or government action, or lack of availability of wire transfer systems or other international or national systems; provided, that if either party is unable to perform its obligations under this Note for one of these reasons it shall give prompt written notice thereof to the other party and the time for performance, if any, shall be deemed to be extended for a period equal to the duration of the conditions preventing performance.

IN WITNESS WHEREOF, the Debtor has executed and delivered this Note on the date first written above.

FUTURIS COMPANY

By:	/s/ Kalyan Pathuri
Kalyan Pathuri
President